WEAVER TIDWELL CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended May 31, 2016

Balance at May 31, 2015	$	205,542
Distributions		(150,000)
Net income		140,100
Balance at May 31, 2016	$	195,642

The accompanying notes are an integral part of these financial statements.